Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street | New York, NY 10019-6131 | tel 212.858.1000 | fax 212.858.1500

February 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attn: Sherry Haywood and Erin Purnell

Re:	Atlantic Coastal Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted January 8, 2021
CIK No. 0001836274

Dear Ms. Haywood and Ms. Purnell:

On behalf of Atlantic Coastal Acquisition Corp. (the “Company”), we respectfully submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated February 4, 2021, with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on January 8, 2021 (the “Draft Registration Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

1.	Please identify the underwriter(s) in your next submission or filing.

The Company advises the Staff that its underwriter is BTIG, LLC and the Company has revised the Form S-1 to appropriately identify the underwriter.

Please call me at (212) 858-1101 if you have any questions or require any additional information in connection with the Form S-1.  We appreciate your assistance in this matter.

Sincerely,

/s/ Stephen C. Ashley

Stephen C. Ashley

cc:	Shahraab Ahmad, Atlantic Coastal Acquisition Corp.
Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP
Gabriella A. Lombardi, Pillsbury Winthrop Shaw Pittman LLP
Douglas S. Ellenoff, Ellenoff Grossman & Schole LLP
Stuart Neuhauser, Ellenoff Grossman & Schole LLP